Exhibit (a)(5)(J)

Contact:

Brad W. Buss

Cypress EVP Finance & Administration and CFO

(408) 943-2754

Greenhill & Co., LLC

(415) 216-4115

Georgeson Inc.

(212) 440-9800

For Immediate Release

Cypress Semiconductor Announces Successful Completion of Tender Offer

for Ramtron International and Commences Subsequent Offering Period

SAN JOSE, Calif., October 10, 2012 – Cypress Semiconductor Corporation (NASDAQ: CY) announced today the completion of its initial tender offer for all of the outstanding stock of Ramtron International Corporation (NASDAQ: RMTR).

The initial offering period expired at 12:00 midnight, New York City time, on October 9, 2012. Computershare Inc., the depositary for the tender offer, has advised Cypress that as of such time 23,290,666 shares had been validly tendered and not withdrawn, representing, together with shares beneficially owned by Cypress, a total of approximately 70% of Ramtron’s outstanding stock. An additional 559,785 shares were tendered subject to guaranteed delivery procedures, representing approximately 2% of Ramtron’s outstanding stock. All shares validly tendered and not withdrawn were accepted for payment.

Cypress also announced today that it would make available a subsequent offering period commencing immediately and expiring at 5:00 p.m., New York City time, on October 17, 2012, unless extended. The subsequent offering period will provide Ramtron stockholders who have not tendered their shares with the opportunity to do so. During the subsequent offering period, any shares validly tendered will be immediately accepted for payment, and tendering stockholders will promptly be paid $3.10 per share in cash, less any withholding taxes and without interest, which is the same amount per share that was offered and paid to Ramtron stockholders who tendered into the initial offering period.

The procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except that shares tendered during the subsequent offering period may not be tendered by the guaranteed delivery procedure and may not be withdrawn once tendered. Shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

Pursuant to the terms of the merger agreement with Cypress, Ramtron granted to a wholly owned subsidiary of Cypress a top-up option to purchase from Ramtron that number of newly-issued shares of Ramtron stock necessary for Cypress to own at least 90% of the outstanding shares. Cypress would be entitled to exercise the top-up option, and plans to do so, if, following the expiration of the subsequent offering period, Cypress owns more than approximately 86% but less than 90% of the outstanding shares.

Following the expiration of the subsequent offering period, Cypress will acquire all of the remaining outstanding stock of Ramtron by means of a merger pursuant to Delaware law. As a result of the purchase of shares in the initial offering period, Cypress has sufficient voting power to approve that merger without the affirmative vote of any other Ramtron stockholder. In the merger, each outstanding share of Ramtron stock not tendered and purchased in the initial offering period or the subsequent offering period will be converted into the right to receive the same $3.10 per share in cash, less any withholding taxes and without interest, provided in the initial offering period, except for shares for which appraisal rights have been validly asserted. If Cypress owns at least 90% of the outstanding shares of Ramtron stock following the subsequent offering period and, if necessary, the exercise of the top-up option, Cypress intends to complete the merger on an expedited basis through the short-form merger procedure pursuant to Delaware law. Following the merger, Ramtron stock will cease to be traded on the Nasdaq Global Market.

Greenhill & Co., LLC is acting as financial advisor to Cypress and dealer manager for the offer, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, is acting as legal counsel.

About Cypress

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC 1, PSoC 3, and PSoC 5 programmable system-on-chip families and derivatives, CapSense touch sensing and TrueTouch solutions for touchscreens. Cypress is the world leader in USB controllers, including the high-performance West Bridge solution that enhances connectivity and performance in multimedia handsets, PCs and tablets. Cypress is also the world leader in SRAM memories. Cypress serves numerous markets including consumer, mobile handsets, computation, data communications, automotive, industrial and military. Cypress trades on the Nasdaq Global Select Market under the ticker symbol CY. Visit Cypress online at www.cypress.com.

Additional Information

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell common stock of Ramtron International Corporation (“Ramtron”). The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, the Letter of Transmittal and related materials) filed by Cypress Semiconductor Corporation (“Cypress”) with the Securities and Exchange Commission (the “SEC”) on June 21, 2012, as amended and supplemented by the Amendment and Supplement to the Offer to Purchase and the Amended and Restated Letter of Transmittal filed by Cypress with the SEC on September 25, 2012. INVESTORS AND STOCKHOLDERS OF RAMTRON ARE URGED TO READ THESE AND OTHER DOCUMENTS (AS THEY MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and stockholders of Ramtron may obtain free copies of these and other documents filed by Cypress with the SEC at the SEC’s website (www.sec.gov). The Offer to Purchase, Letter of Transmittal and related materials may also be obtained for free by contacting the information agent for the tender offer, Georgeson Inc., at 212-440-9800 or toll-free at 866-219-9786.

Forward-Looking Statements

This release may be deemed to contain forward-looking statements. These forward-looking statements include, among other things, statements regarding Cypress’s proposal to acquire Ramtron, the manner in which a subsidiary of Cypress will effect a merger with Ramtron and the terms and conditions of such acquisition, each of which involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including the business and economic conditions and growth trends in the semiconductor industry and in various geographic regions; our ability to manage financial risk; and other factors listed in Cypress’s most recent reports on Form 10-K, 10-Q and 8-K. The information above speaks only as of the date of this release.

Cypress, the Cypress logo, PSoC, PowerPSoC, CapSense and West Bridge are registered trademarks and Cypress Developer Community, PSoC Creator and TrueTouch are trademarks of Cypress Semiconductor Corp. All other trademarks are property of their owners.